UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement: The purpose of this non-material amendment is to extend the deadline for Investor to be eligible to receive time-based bonuses.
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Brax Technologies, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

October 7, 2025

Physical Address of Issuer:

24 Mercer Street, Suite 203, New York, NY 10013

Website of Issuer:

www.braxtech.net

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

DealMaker Securities LLC will receive a cash fee consisting of 8.5% commission based on the aggregate dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is a $15,000 monthly fee for platform hosting and marketing services payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Non-Voting Common Stock

Target Number of Securities to be Offered:

32,666

Price (or Method for Determining Price):

$0.30

Target Offering Amount:

$9,999.80

Oversubscriptions Accepted:

☑ Yes

☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

April 30, 2027

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$1,050,927	$653,846
Cash & Cash Equivalents	$170,904	$553,846
Accounts Receivable	$4,637	$0
Current Liabilities	$99,204	$705,517
Long-Term Liabilities	$0	$0
Revenues/Sales	$2,412,422	$0
Cost of Goods Sold	$1,120,728	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$1,003,394	-$51,671

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Offering Statement (Exhibit A)
September 28, 2026

Brax Technologies, Inc.
24 Mercer Street, Suite 203
New York, NY 10013

Up to $5,000,000 or 16,666,000 shares of Class B Non-Voting Common Stock, including the Investor Transaction Fee, plus up to a maximum of 4,166,500 **"Bonus Shares" available to investors for no additional consideration**

Target Investment Amount: $9,999.80 (or 32,666 Shares including the Investor Transaction Fee)

Minimum Investment: $979.80 ($999.40 including the $19.60 Investor Transaction Fee)

Brax Technologies Inc., a Delaware corporation ("**BraxTech**", the "**Company**," "**we**," or "**us**"), is offering a minimum amount of $9,999.80 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") worth of Class B Non-Voting Common Stock of the Company (the "**Securities**" or singularly the "**Security**") at a price of **$0.30** per Security (collectively, the "**Offering**"). The Target Offering Amount and Maximum Offering Amount includes a 2% investor processing fee total for all investments, not to exceed $200.00 per transaction (up to $10,000.00 if fully subscribed) (the "**Investor Transaction Fee**"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by April 30, 2027 (the "**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no securities will be sold in this offering, all investment commitments will be canceled, and all committed funds will be returned. If the Company reaches its Target Offering Amount prior to the Offering Deadline, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must purchase a minimum of $979.80 worth of shares or (3,266 shares), plus a 2.0% Investor Transaction Fee ($19.60) totaling $999.40. The Investor Transaction Fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $979.80 minimum investment amount per investor.

The Offering is being made through DealMaker Securities LLC (the "Intermediary") on its platform. The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the securities at any time and for any reason. The rights and obligations of any purchasers of the securities pursuant to this offering (the "Purchasers") must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$979.80	$83.28	$896.52
Investor Processing Fee (4)	$19.60	1.67	$17.93
Target Offering Amount	$9,999.80	$849.98	$9,149.82
Maximum Offering Amount	$5,000,000.00	$425,000.00	$4,575,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary and/or its affiliates will also receive a one-time $47,500 advance setup fee and a $15,000 monthly fee for use of the platform and marketing services, which are not included above.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor a fee of two percent (2%) of the Investor's investment amount, up to a $200 cap per Investor (the "**Investor Transaction Fee**"). The Investor Transaction Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount ($979.80) plus the Investor Transaction Fee. The Intermediary receives commissions on the Investor Transaction Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.Brax Technologies.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is September 28, 2026

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments

and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Brax Technologies, Inc. (doing business as Brax Technologies PBC, or "Brax Tech") is a Delaware corporation incorporated on October 7, 2025, with its principal offices located at 24 Mercer Street, New York, NY. The Company was originally founded as Lunar Direct, LLC in 2023 by Robert Braxman and Dominic Gingras. Brax Tech was founded in 2025 and acquired Lunar Direct LLC in December 2025. The Company designs, develops, manufactures, and sells privacy-focused mobile hardware products and related open-source software, including a proprietary Android-based operating system.

Modern smartphones are engineered to collect and monetize user data by design, and the two companies that control the dominant mobile platforms have a direct financial interest in maintaining this model. Existing privacy-focused alternatives generally require technical sophistication, making them inaccessible to mainstream consumers. The Company was founded on the premise that private, secure mobile technology should be accessible to everyone and that there is meaningful demand for hardware that puts users in control of their own data without sacrificing usability or affordability. The Company's products are built on open-source software, ensuring full transparency and community auditability with no hidden telemetry or dependency on proprietary platform infrastructure. The Company sells globally, fulfilling orders through logistics hubs in the United States, Canada, and the European Union. The Company's website is www.braxtech.net.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under invest.braxtech.net (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$9,999.80
Name of Securities	Class B Non-Voting Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	32,666
Maximum Offering Amount	$5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	16,666,000*
Price Per Security	$0.30**
Minimum Individual Purchase Amount	$999.40+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +

Offering Deadline	April 30, 2027
Use of Proceeds	See the section entitled “Use of Proceeds” on page 40 hereof.
Voting Rights	None. See the description of the voting and control rights on page 46.

*Does not include Bonus Shares of Class B Non-Voting Common Stock that may be issued to Investors as detailed in the “Perks” section herein. The maximum number of Bonus Shares to be issued is 4,166,500 shares of Class B Non-Voting Common Stock.

**Does not include the Investor Transaction Fee of two percent (2%) of the Investor’s investment amount charged to each Investor by the Company, subject to a cap of $200 per investment. The aggregate amount of fees paid by Investors, including the Investor Transaction Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor’s maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Transaction Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Dominic Gingras	CEO, Co-Founder, and Director	CEO, Brax Tech, 2025 – Present CEO, Lunar Direct, 2023 - Present
Robert Braxman	Co-Founder	Co-Founder, Brax Tech, 2025 – Present Co-Founder, Lunar Direct, 2023 - Present

Dominic Gingras serves as Co-Founder and Chief Executive Officer of Brax Technologies, where he directs corporate strategy, hardware and software development, and global operational execution. In his role, Mr. Gingras leads engineering teams in designing privacy-focused mobile hardware, custom operating system architectures, and encrypted communications tools, while overseeing supply chain logistics and enterprise security frameworks. He brings over 20 years of experience as a technology executive, having previously founded and led Secure Group (2005–present), where he developed privacy-centric mobile devices and secure telecommunications platforms for enterprise clients, and EDA Technologies (2009–present), directing technical consulting across mobile security and cloud infrastructure.

Robert Braxman serves as Founder and Chief Executive of Lunar Direct and lead strategist across the Brax privacy ecosystem. In his current role, Mr. Braxman oversees product vision, international distribution logistics, customer fulfillment, and community engagement for privacy-focused hardware and open-source software solutions, including custom mobile devices,

operating systems, and encrypted communication platforms. A software architect with over 20 years of experience developing enterprise systems, he previously created the open-source privacy platform Brax.Me and established the *Rob Braxman Tech* public education initiative, producing technical guidance on cybersecurity, data sovereignty, and anti-surveillance technologies.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under invest.braxtech.net. The version published as of the date of this Form C is attached as Exhibit B.

Brax Technologies, Inc. (doing business as Brax Technologies PBC, or "Brax Tech") is a Delaware corporation incorporated on October 7, 2025, with its principal offices located at 24 Mercer Street, New York, NY. The Company was originally founded as Lunar Direct, LLC in 2023 by Robert Braxman and Dominic Gingras. Brax Tech was founded in 2025 and acquired Lunar Direct LLC in December 2025. The Company designs, develops, manufactures, and sells privacy-focused mobile hardware products and related open-source software, including a proprietary Android-based operating system.

Modern smartphones are engineered to collect and monetize user data by design, and the two companies that control the dominant mobile platforms have a direct financial interest in maintaining this model. Existing privacy-focused alternatives generally require technical sophistication, making them inaccessible to mainstream consumers. The Company was founded on the premise that private, secure mobile technology should be accessible to everyone and that there is meaningful demand for hardware that puts users in control of their own data without sacrificing usability or affordability. The Company's products are built on open-source software, ensuring full transparency and community auditability with no hidden telemetry or dependency on proprietary platform infrastructure. The Company sells globally, fulfilling orders through logistics hubs in the United States, Canada, and the European Union.

Products

BraX3 Smartphone**.** The BraX3 is the Company's flagship commercially available product, a privacy-focused 5G smartphone running iodéOS, a de-Googled, open-source operating system based on Android 14, with BraxOS (the Company's proprietary Android-based OS) and Ubuntu Touch supported as alternative operating systems. The device eliminates dependency on Google services, blocks ads and trackers at the system level, requires no Google account, and provides users with real-time visibility into app-level data flows. The Company commits to security updates through at least 2030 and spare parts availability through at least 2032.

The BraX3 was launched via crowdfunding on Indiegogo and has raised approximately $2.36 million from approximately 5,500 backers across more than 90 countries, making it the most-funded smartphone campaign in Indiegogo's history. The first production run sold out entirely, with approximately 5,500 units delivered as of September 2025. A second production batch is currently underway. The Company achieved this growth with no advertising expenditure.

open_slate Tablet. The open_slate is the Company's second product, a 12" 2-in-1 privacy-focused tablet and modular workstation designed to support both BraxOS and native Linux operating systems. Key features include six physical hardware kill switches that disable Wi-Fi, Bluetooth, GPS, the microphone, the camera, and the network subsystems at the chip level; a user-replaceable battery; and an M.2 expansion slot. The open_slate crowdfunding campaign launched on Indiegogo on March 3, 2026, and exceeded its funding goal within five minutes.

Manufacturing

The Company does not own or operate manufacturing facilities. Product design, engineering, and software development are conducted internally, with physical manufacturing outsourced to Lunaire Direct, a contract manufacturer with over 15 years of experience in mobile product manufacturing, located in China. The Company conducts on-site oversight of production runs, quality testing, and component validation prior to shipment.

Competition

The Company operates in the emerging market for privacy-focused consumer mobile hardware. Mainstream platform vendors, Apple and Google, dominate the global smartphone and tablet markets but do not offer products that eliminate their underlying data-collection infrastructure. Software-only alternatives, such as GrapheneOS, CalyxOS, and LineageOS, offer de-Googled Android builds but require users to source and configure their own hardware, limiting mainstream accessibility. Purpose-built privacy hardware manufacturers represent the most direct competition. Purism offers the Librem 5 smartphone and the Librem 11 tablet, both running Linux-based operating systems; notably, the Librem 11 does not include hardware kill switches. Fairphone competes on repairability and ethical sourcing, but does not emphasize privacy as a core feature. These competitors are generally priced at a premium relative to the Company's products. The Company believes it differentiates through pre-configured privacy hardware and software, open-source transparency, hardware-level privacy controls, modular repairability, multi-OS compatibility, accessible price points, and a community-driven development model in which user feedback directly shapes product decisions.

Team and Employees

Brax Tech has no full-time employees, but instead relies on part-time contractors.

Lunar Direct Acquisition

On December 1, 2025, Dominic Gingras, CEO and Co-Founder of Brax Tech, entered into an agreement to contribute and assign 100% of his membership interests in Lunar Direct LLC, a Wyoming Limited Liability Corporation, to Brax Technologies, Inc. Dominic Gingras was the sole member and owner of Lunar Direct LLC at the time of this transaction. Brax Tech paid no cash consideration to Dominic Gingras for the transfer. Upon consummation of this transaction, Lunar Direct LLC became a wholly-owned subsidiary of Brax Tech.

Perks

The Company is offering the following Perks to Investors:

Time-Based: September 4, 2026 – October 15, 2026	Bonus	Effective Share Price	Non-Equity Perks (Gift Card)
$1,000+	5%	$0.29	$50
$2,500+	10%	$0.27	$200
$5,000+	15%	$0.26	$500
$10,000+	20%	$0.25	$1,000

$25,000+	25%	$0.24	$2,000

Time-Based: October 16, 2026 – November 12, 2026	**Bonus**	**Effective Share Price**	**Non-Equity Perks**
$1,000+	3%	$0.29	$50
$2,500+	8%	$0.28	$200
$5,000+	13%	$0.27	$500
$10,000+	18%	$0.25	$1,000
$25,000+	23%	$0.24	$2,000

Volume Based Bonuses	**Bonus**	**Effective Share Price**	**Non-Equity Perks**
$1,000+	0%	$0.30	$50
$2,500+	5%	$0.29	$200
$5,000+	10%	$0.27	$500
$10,000+	15%	$0.26	$1,000
$25,000+	20%	$0.25	$2,000

Audience Perks	**Bonus**	**Effective Share Price**	**Non-Equity Perks**
Existing Brax Customers	10%	$0.27	None
Repeat Investors	5%	$0.29	None

Notes on Bonus Tiers:

a) The Time-Based Bonuses begin on the SEC Accepted Filing Date and ends at 11:59pm Pacific Standard Time on the applicable deadline date

b) The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded up to the nearest whole share and issued to the Purchaser at the close of the Offering.

c) All non-equity perks will be given as $50 gift cards redeemable for Brax products, up to the eligible amount.

d) Audience Perks apply to existing Brax customers, as validated against the Brax customer list. Repeat investors are investors who have at least one accepted investment in this Offering and make an additional investment in the same Offering.

All perks stack, except the Existing Brax Customers perk does not stack with the repeat investor perk. The maximum bonus shares anyone can receive in this Offering is 25%.

The bonus shares will all be assigned and issued to Investors at the termination of the Offering. The date/time of the signed subscription agreement will be used in identifying the applicability of perks.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or Perks and will not receive any compensation related to the Bonus Shares or Perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's success depends on the experience and skill of its Co-Founders, executive officers and key personnel.

We are dependent on our Co-Founders, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our Co-Founders, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

All of the Company's voting shares are held by the Company's Co-Founders, and they will exercise voting control.

Prior to the Offering, the Company's Co-Founders, Dominic Gingras and Robert Braxman (via a Trust), beneficially own all of the voting shares of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, the Co-Founders will exercise complete influence over matters requiring stockholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Co-Founders may have interests that are different from yours. For example, the Co-Founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Co-Founders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights

that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products or services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products and services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Changes in tariffs, trade policies, or import/export regulations could increase our costs and adversely affect our business.

A portion of our products and their components are manufactured or sourced internationally, including from countries that may be subject to changing U.S. trade policies and tariffs. Increases in tariffs, duties, or other import/export restrictions could raise the cost of our materials, finished goods, or logistics. The imposition of new tariffs or the modification or

elimination of existing trade agreements may increase our expenses and make our products less price-competitive. In addition, uncertainty surrounding international trade relations may disrupt supply chains or delay shipments. We may not be able to pass increased costs onto customers without reducing demand, which could materially and adversely affect our margins, business, financial condition, and results of operations.

Increases in raw materials, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for the metals needed for our products have fluctuated in response to a number of factors, including general economic conditions such as inflation, implementation of tariffs, changes in U.S. government support programs, and changes in international trading policies. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance,

prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over

public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached.

While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company’s business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the

Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Under the terms of the Securities, Brax Technologies, Inc. will exercise voting control over the Securities. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company’s equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor’s control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company’s needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has promised to issue certain equity grants which will be issued after the filing of this Form C. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities upon a qualifying financing.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Non-Voting Common Stock at $0.30 per share, plus a 2% Investor Processing Fee, see "Offering" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Investor's may have a minority ownership.

The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$9,999.80
Name of Securities	Class B Non-Voting Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	32,666
Maximum Offering Amount	$5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	16,666,000*
Price Per Security	$0.30**
Minimum Individual Purchase Amount	$999.40 +
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	April 30, 2027
Use of Proceeds	See the section entitled "Use of Proceeds" on page 40 hereof.
Voting Rights	None. See the description of the voting and control rights on page 46.

* Does not include Bonus Shares of Class B Non-Voting Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 4,166,500 shares of Class B Non-Voting Common Stock.

**Does not include the Investor Transaction Fee of two percent (2%) of the Investor's investment amount charged to each Investor by the Company, subject to a cap of $200 per investment. The aggregate amount of fees paid by Investors, including the Investor Transaction Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Transaction Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that

have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new offering deadline, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $9,999.80, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $5,000,000, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $47,500 advance setup fee and $15,000 monthly fee paid to DealMaker Securities LLC and its affiliates for platform hosting and marketing services. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$425,000
Marketing (1)	20.00%	$2,000	20.00%	$1,000,000
Overhead (2)	20.00%	$2,000	20.00%	$1,000,000
Payroll (3)	10.00%	$1,000	10.00%	$500,000
Product Development (4)	20.00%	$2,000	20.00%	$1,000,000
General Working Capital (5)	21.50%	$2,150	21.50%	$1,075,000
Total	**100%**	**$10,000+**	**100.0%**	**$5,000,000**

+These figures are rounded to the nearest whole dollar.
*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $47,500 payment and a $15,000 monthly fee for platform hosting and marketing services. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of two percent (2%) of the Investor's investment amount, which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

1) Marketing for products and the Offering
2) Software, taxes, other miscellaneous costs
3) Consultants and pay for employees
4) Development of Brax products
5) Inventory

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Non-Voting Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2027 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing the following Securities:

Securities: Class B Non-Voting Common Stock
Offering Minimum: $9,999.80
Offering Maximum: $5,000,000
Purchase Price Per Share of Security Offered: $0.30 (does not include a 2% Investor Processing Fee)
Offering Deadline: April 30, 2027

The Securities have no voting rights. The rights of the Class B Non-Voting Common Stock may be changed by an amendment to the Company's Bylaws or Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement, the primary documents governing voting and the rights of the Securities are the Company's Certificate of Incorporation (the "**COI**") attached as Exhibit D and the Company's Bylaws (the "**Bylaws**") attached as Exhibit E. All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Documents, which are each attached as Exhibits to this Form C.

The shares of Class B Non-Voting Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $5,000,000 and a minimum of $9,999.80 worth of its Class B Non-Voting Common Stock. The Company must reach its Target Offering Amount of $9,999.80 by April 30, 2027. Unless the Company raises at least the Target Offering Amount of $9,999.80under the Regulation CF offering by April 30, 2027, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 30, 2027, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $5,000,000 Maximum Offering Amount.

The minimum investment per investor is $999.40, which includes a $19.60 Investor Processing Fee.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

The Company is authorized to issue 300,000,000 shares of common stock, par value $0.00001 per share (the "Common Stock"), of which 100,000,000 shares are designated as Class A Voting Common Stock (the "Voting Common Stock") and 200,000,000 shares are designated as Class B Non-Voting Common Stock (the "Class B Non-Voting Common Stock").

Capital Stock

As of the date of this Form C, the Company's capital stock consists of:

Type	Voting Common Stock
Amount Outstanding	100,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Voting Common Stock at a later date. The issuance of such additional shares of Class A Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Type	Class B Non-Voting Common Stock
Amount Outstanding	0
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Non-Voting Common Stock at a later date. The issuance of such additional shares of Class B Non-Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional convertible securities outstanding:

Type	Convertible Promissory Note
Principal Amount Outstanding	$100,000
Voting Rights	The holders of Promissory Notes are not entitled to vote
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $10,000,000 ; Discount of 30%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible promissory note at a later date. The issuance of such additional notes would be dilutive as they may convert into equity and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security.	N/A

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. As such, Investors are passive investors and should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

Valuation

The terms of this Offering are based on a fully diluted basis pre-money valuation of $30,000,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Amount and Type or Class Held**	**Percentage Ownership (in terms of voting power)**
Dominic Gingras	78,000,000 shares of Class A Voting Common Stock	78%
Robert Braxman (held as Robert Braxman Trust)	22,000,000 shares of Class A Voting Common Stock	22%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Voting Common Stock	N/A	100,000,000	N/A	October 7, 2025	Section 4(a)(2)
Convertible Promissory Note	N/A	$100,000	General Operations	January 2025	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company does not have any outstanding debt other than $100,000 it has received via a convertible promissory note, which bears interest at 5% per annum and has a 3 year term.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has a manufacturing and services agreement in place with Lunaire Industries, Inc. a Canadian manufacturing and design firm that is wholly owned by the Company's CEO, Dominic Gingras. Through December 31, 2025, the Company has paid Lunaire $1,851,000 for services rendered.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit F.

While the Company was originally formed recently in 2025, it has already recognized revenue through Lunar Direct LLC and now directly through Brax Tech. Through the year ending December 31, 2025, the Company recognized $2,412,422 in revenues with costs of revenue of $1,120,728. The Company also recognized $258,005 in operating expenses, the majority of which were related to consultants and other general and administrative expenses. The Company also recognized $60,395 in other income and booked a provision for income tax of $90,690. The above resulted in the Company recognizing $1,003,394 in net income for the year ended December 31, 2025.

This is compared to the year ended December 31, 2024, where the Company had not yet recognized any revenue, as it was still actively pursuing a crowdfunding campaign on Indiegogo. That campaign drove in approximately $705,517 in deferred revenue from pledges made by backers of the Company's Indiegogo campaign. Because the Company had not yet had any revenue in 2024, its net loss was $51,671, primarily resulting from general and administrative expenses.

Liquidity and Capital Resources

Through December 31, 2025, the Company has cash on hand of $170,904 and as of August 21, 2026, the Company had cash on hand of $185,000.

The Company historically has relied on revenue in order to fund operations and manufacturing. Historically the Company has sold its products via traditional crowdfunding on IndieGoGo and it plans to continue to sell its products on IndieGoGo for the foreseeable future.

If the Company is unable to raise sufficient capital through this offering, it will still be able to grow and operate due to its revenue stream from the sales of its products, primarily online through Indiegogo. The Company plans to launch a number of products in the next few years to support its growth, including a tablet called OpenSlate.

Planned Use of Proceeds

The Company intends to use the net proceeds from this Regulation Crowdfunding offering primarily to fund operations, marketing, and product development.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.braxtech.net .

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Brax Technologies, Inc.
(Issuer)

By:/s/Dominic Gingras
(Signature)

Dominic Gingras
(Name)

Chief Executive Officer
(Title)

September 28, 2026
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dominic Gingras
(Signature)

Dominic Gingras
(Name)

Director
(Title)

September 28, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

EXHIBIT C
Subscription Agreement
(Attached)

EXHIBIT D
Certificate of Incorporation
(Attached)

EXHIBIT E
By-Laws
(Attached)

EXHIBIT F
Financial Statements
(Attached)

EXHIBIT G
Video Transcript
(Attached)

EXHIBIT B
Investor Website
(Attached)

COMMUNITY INVESTMENT ROUND

Invest in the New Mobile Revolution

Brax Technologies redefines what mobile technology can be. Private, secure, and modular tech, built around an open-source ethos.

> Own a stake in a company taking on the global mobile industry.


INVESTOR PITCH · VIDEO

INVEST NOW →

$0.30 per share · **$979.80** minimum

Form C • Offering Circular • Investor Education

HIGHLIGHTS

Investment Highlights

$5M+

in total product sales to 7,000+ customers, including $3.7M crowdfunded on Indiegogo[(2)], with $0 spent on advertising

90+

Countries we sell and ship to

$1.27T

Projected global mobile phone market by 2032. Market ripe for disruption.

(1)

3,900+

backers on BraX3 — an Indiegogo record for a smartphone

1M+

Social media followers

$300M+

Lifetime revenue generated by Dominic Gingras, our CEO

INNOVATION RECOGNIZED BY

THE JOE ROGAN EXPERIENCE techradar The Register How-To Geek NEW ATL

CROWDFUNDING SUCCESS

The most crowdfunded smartphone in Indiegogo history

Our product BraX3 **broke the records when it raised over $2.5M through crowdfunding** - the most ever for a smartphone on Indiegogo: $2.5M on BraX3 and $1.25M on open_slate, $3.7M across the two campaigns[(2)]. We achieved that with $0 spent on paid advertising.


INDIEGOGO
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Projects (583 results)
Sort: Most funded
Category: Smartphones
Regain your digital privacy
6.1k
5.9k
PLEDGE MANAGER - CLOSED
BraX3: the most privacy-friendly smartphone!
by Brax Technologies PBC
$2,523,485 total funding

INVESTOR BONUSES

Invest in Brax

Our community round is live. Invest now to receive bonus shares on your investment, plus gift-card perks toward the purchase of Brax products. Open the bonus calculator to see what your amount unlocks, then complete your investment through DealMaker, the regulated funding portal for this offering.

INVEST NOW →

THE OPPORTUNITY

The mobile market just lost its customers’ trust.

The global mobile phone market was worth $621 billion in 2023 and is projected to reach $1.27 trillion by 2032[1] — and the companies that own it have never been less trusted.

> In YouGov’s 2023 survey, 63% of US consumers said they distrust tech companies with their personal data — against 48% across the 18 markets surveyed[4].

When trust collapses in a market this size, disruption isn’t a possibility. It’s inevitable. The 2008 financial crisis gave us crypto. The collapse of trust in legacy media gave way to content-direct platforms. The Big Tech trust crisis is opening the door for its first real disruptor.



"The web has become dysfunctional. We need to protect people's right to privacy so we don't all feel like we live in "a glass box," with everything we do being monitored."

SIR TIM BERNERS-LEE — INVENTOR OF THE WORLD WIDE WEB

THE MOVEMENT

Big Tech broke the covenant. We're rebuilding it.

We live in technofeudalism: a handful of corporations decide what our devices do, what data they harvest, and what choices we're allowed to make. Personal data became the new capital. Closed ecosystems became prisons people pay to live inside. For the first time since the smartphone launched, there's a real grassroots revolt, a customer-led uprising. And we're leading it.



THE ROADMAP

One category at a time, from 2025 to 2028.

One product released, one in manufacturing, three in design, and the private service layer behind them. Select any milestone to see the detail.

2025
1 milestone

2026
1 milestone

2027
3 milestones

2028
2 milest



BRAX3

Smartphone

RELEASED



OPEN_SLATE

Tablet

MANUFACTURING


brax

WINK

Private Communicator

IN DESIGN



BRAX

Encry

IN DE


brax

POSTHUMAN 00

Pocket AI Gadget

IN DESIGN



NEW

More

PLANN


09:15
Wednesday,
July 24
Good Morning

WALLUP

Home automation

IN DESIGN

STRATEGIC PARTNERSHIPS & INDUSTRY COLLABORATIONS

MEDIATEK TCL android ubports THE LINUX FOUNDATION

TRACTION

We Are Scaling Globally

revenue, and we're on track to finish the year at 400%. We're now capable of selling in over 90 countries, expecting to keep the high growth pace.



$5M+

in total product sales to 7,000+ customers, including $3.7M crowdfunded on Indiegogo[2], with $0 spent on advertising

7,400+

backers across both Indiegogo campaigns – BraX3 and open_slate.

90+

countries we already ship, service & warranty.

GET THE FULL STORY

Download the full investor deck

Find out more information about our investment opportunity.


brax
COMMUNITY INVESTMENT ROUND
Invest in the New Mobile Revolution
Brax Technologies redefines what mobile technology can be. Private, secure, and modular tech, built around an open-source ethos.
Own a stake in a company taking on the global mobile industry.
brax
BRAX3 · PRIVACY YOU CAN HOLD

Enter your email

GET THE INVESTOR DECK

☐ I agree to receive marketing communication from Brax Technologies

WHY WE WIN

Our biggest advantage is the one Big Tech can’t copy.

Apple and Google can bolt on a privacy setting or two – but they can’t become privacy companies. Their businesses run on advertising and data collection. Truly putting the user first would mean dismantling how they make money. That conflict is exactly the gap we’re built to own.

✓ **Privacy is the essence of our products, not a feature.**

For us it’s the foundation; for incumbents it’s a feature that competes with their own ad revenue.

✓ **No ads, no data business.**

We make money when you buy a great device – not when we sell your attention. They structurally can’t say that.

> Incumbents are too conflicted to follow us, and new entrants can't easily catch up.

Open and auditable.

Our software is open for anyone to inspect, the opposite of the closed, monetized ecosystems they can't afford to open up.

Community-driven.

Our roadmap is shaped by the people who use our products, not by quarterly ad targets.

A supply chain that's hard to copy.

We've built global supply chain and design capabilities, a high barrier to the next would-be entrants, too.

MOST TRUSTED BRAND

Trust, earned the right way.

The people who care most about their privacy give their trust slowly and keep it for life. A growing community has given theirs to Brax Technologies, and the numbers show it.

1,000,000+

Followers across our channels and our founders' education-focused channels. People trust our voice on privacy.

1.6%

Product **return rate**, against a ~10–11% consumer-electronics average[3]. People keep what we build.

$0

Spent on advertisement. Every customer came by word of mouth, a genuine grassroots movement.



"When a community helps build the product, they don't just buy it. They champion it."

ROB BRAXMAN — CO-FOUNDER OF BRAX TECHNOLOGIES

Follower total includes Brax Technologies' channels and the personal, education-focused channels of our founders (e.g. Rob Braxman Tech). Return-rate benchmark: average consumer-electronics return rate ≈10–11% (National Retail Federation, 2025), capitaloneshopping.com.

BEHIND THE SCENES

We're building a global infrastructure to scale





In-house industrial design



Linux-ready by design

+ reverse logistics

Delivery, returns, repairs, regional warranty, live in 90+ countries. The thing that kills most hardware startups. Already solved.

team means we engineer devices from scratch, unlocking fully custom products, instead of off-the-shelf reference designs.

trusted Linux partners, build devices ready to run mainline Linux, not adapted after the fact.



Enterprise interest

Organizations want our product as well, as they are facing similar data privacy challenges as consumers.


CES

Advanced talks with a leading chip maker

About featuring our products at their CES Las Vegas and MWC Barcelona exhibition booths.


brax
Brax Customer Portal
Sign in to get started
Track your order
Request a return
Warranty claim

In-house customer platforms

Support and warranty/returns live. Built to provide a seamless customer experience.

ROADMAP

The plan: a future public listing.

Our future plans include a public listing — the step that turns a proven playbook into a category-defining company. No timeline or outcome is guaranteed; here's the path we're building:

Our traction so far mirrors the early-years growth rates and traction of brands like Fitbit, Nothing, and Anker, before each became a multi-billion-dollar company.

> Comparisons to other companies are for informational purposes only and should not imply similar results.

01

Expand the product line.

Launch new categories across mobile tech, beyond today's smartphone and tablet.

02

Scale our proven lines.

Ramp volume and repeat the winning launch playbook on the smartphone and tablet that already work.

launches. Forward-looking statements about our future plans and roadmap are based on current expectations and assumptions that involve risks and uncertainties. Actual results may differ materially from those expressed or implied, and we encourage potential investors to carefully consider the risks outlined in our offering documents before making an investment decision.

03

Grow into enterprise.

Turn validated enterprise and government interest into a repeatable B2B business.

04

Build a retail presence.

Extend beyond direct and crowdfunding into retail channels.

05

Scale marketing & community.

Deepen the movement with more content, campaigns, and influencer partnerships.

OUR FOUNDERS

Proven problem-solvers, on a mission.

Our founders have spent their careers at the intersection of technology, security, and trust, and built Brax Technologies to answer one question: why should anyone have to choose between great technology and their privacy?



Robert Braxman

CO-FOUNDER

Robert, also known as "The Internet Privacy Guy" on YouTube, is an alternative tech advocate, public interest hacker, and technologist dedicated to internet privacy and security.



Dominic Gingras

CO-FOUNDER & CEO

A serial tech entrepreneur with $300M+ in lifetime revenue and three exits, who has built security-focused devices trusted by some of the world's most sensitive industries.

WHY A COMMUNITY ROUND

Why we're raising from our community, not a VC.

Most hardware companies take VC money and lose the freedom to make community-first decisions – short-term return pressure pulls them away from the very thing that made them worth backing. We've watched it happen too many times. So we're opening this round to the people who built this movement and to anyone who shares the mission, ahead of any future public listing. Aligned capital. Aligned incentives. This isn't a bet on what could work. It's capital behind what already does.

INNER CIRCLE

Join the Brax Inner Circle

As a shareholder you get:

- A vote on our public product roadmap
- A private shareholder community
- First access to every product drop
- Investor-only gift card perks in our store
- Regular video updates with live Q&A
- Access to exclusive investor-only events

PATH TO LIQUIDITY

Your path to liquidity

01

A future public listing

our future plans include an IPO — banking relationships, an expanded board, and audit/IR functions are being built toward readiness. No timeline or outcome is guaranteed.

02

Acquisition or merger

a strategic exit if the right offer meets our growth bar.

03

Dividends

possible as the software/services engine matures.

04

Buybacks / secondaries

a path we'd consider if investors want earlier liquidity.



"Going public is the outcome we're building toward, though there's no guarantee we get there or on what timeline."

DOMINIC GINGRAS — CO-FOUNDER & CEO OF BRAX TECHNOLOGIES

Forward-looking statements about our future plans and roadmap are based on current expectations and assumptions that involve risks and uncertainties. Actual results may differ materially from those expressed or implied, and we encourage potential

making an investment decision.

FAQ

Frequently Asked Questions

ABOUT BRAX TECHNOLOGIES & THIS RAISE

Do the bonuses stack? +

What is Brax Technologies, and what am I investing in? +

Why is Brax Technologies raising from its community instead of VCs? +

How will the funds be used? +

What's the path to a return on my investment? +

When do I receive my bonus shares and gift cards? +

Will my investment, and my data, be handled privately? +

INVESTING BASICS

What is Regulation Crowdfunding (Reg CF)? +

Is early-stage investing risky? +

How much can I invest? +

When and how could I get my money back? +

How will I keep up with how the company is doing? +

What's Brax Technologies' relationship with DealMaker Securities?

+

INVESTOR DISCUSSION

Questions for the team?

Ask below. Brax Technologies answers investor questions here and the discussion stays public for the community. A comment board is a Regulation CF requirement.

Brax Community Investment Comment Policy

We welcome respectful comments and discussion. All comments on this page are monitored for compliance purposes.

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J **Jean**

16 days ago edited

Will there be another inveting round after october 1st? Until when will the community be able to invest ?

0 Reply

D **Dominic Gingras** Mod → Jean

7 days ago

Hi Jean,

The investment round doesn't close on Oct 1, that is when our first perk window expires. If you invest by then, you'll be eligible to earn bonus shares on your investment. Our current round is slated to close in April 2027, however that may change based on how much we raise over a certain period of time.

Thanks and let us know if you have any other questions
-Dominic

1 Reply

M **Manuel Mindblossom**

18 days ago

for the time based share bonus, I see three time brackets, the last one being 'after oct 26'. until what date is this valid?

0 Reply

D **Dominic Gingras** Mod → Manuel Mindblossom

7 days ago

Hi Manuel,

Our current bonus shares end on October 1st - if you invest by then, you can earn up to 25% bonus shares on your investment.

Thanks and let us know if you have any more questions
-Dominic

0 Reply

M **Manuel Mindblossom** → Dominic Gingras

7 days ago

that didn't address my question. until when are we able to invest?

0 Reply

M **Manuel Mindblossom**

18 days ago edited

is this open to non-US investors?

this clearly shows. is there a valid support email address I can send the screenshots to?

0 Reply

D **Dominic Gingras** Mod → Manuel Mindblossom

18 days ago

Hi Manuel,

Yes, our round is open to non-US investors and there is no additional fee beyond the 2%. Regarding the 25% bonus shares, these will show up after your funds are accepted by the Company. Hope this answers your question. Thank you!

-Dominic

1 Reply

M **Manuel Mindblossom**

18 days ago

For accredited investor status, is this self-certified, or do you require documentary evidence (e.g., income/net worth verification)? Just want to understand the process before proceeding.

0 Reply

D **Dominic Gingras** Mod → Manuel Mindblossom

18 days ago

Hi Manuel,

Yes, the investor status is self-certified, we don't need any documentation.

Thanks
-Dominic

1 Reply



Stan Burton

19 days ago

What methods can I use to deliver the investment to DealMaker?

0 Reply

D **Dominic Gingras** Mod → Stan Burton

18 days ago

Hi Stan,

If you are in the United States, can you pay with credit card, ACH, or wire. If you are overseas, unfortunately ACH is not available.

Thanks and let us know if you have any other questions
-Dominic

1 Reply

M **Manuel Mindblossom** → Dominic Gingras

18 days ago

Is there an extra fee for paying by credit card on top of the 2% fee already charged? I'm asking about a fee charged by Brax, Dealmaker and/or Stripe, not what my own credit card issuer might charge.

What Merchant Category Code (MCC) does the transaction use when processed through Stripe/Mastercard? Is it coded as securities/investments (e.g. MCC 6211), or another category?

0 Reply

brax

Privacy-first mobile technology.
Your data. Your device. Your rules.

FOLLOW THE MOVEMENT

Brax.me | X (Twitter) | Brax Community | Git | LinkedIn | YouTube

Sources:

(1) Market size. The mobile phone market figure on this page is a projection, not a current value. Zion Market Research values the global mobile phone and smartphone market at USD 621.46 billion in 2023 and projects USD 1,268.68 billion by 2032 (7.4% CAGR, 2024–2032). Fortune Business Insights independently puts the smartphone market at USD 598.92 billion in 2025, projecting USD 1,129.19 billion by 2034. Mobile Phone & Smartphone Market — Zion Market Research

(2) Crowdfunding figures. $2,515,576 on BraX3 and $1,250,042 on open_slate — $3,765,618 across the two campaigns — as shown on our public Indiegogo pages. BraX3 · open_slate

(3) Product return rate. Brax's 1.6% is compared against the average consumer-electronics return rate of approximately 10–11% reported by the National Retail Federation for 2025. NRF — 2025 Retail Returns Landscape

(4) Consumer distrust. YouGov, "2022 vs 2023: Do global consumers trust tech companies with their personal data?" (18 markets, surveyed March 2023). YouGov

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Brax Technologies has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained here: Form C on EDGAR.

Past performance is not indicative of future results. Any investment or financial decisions made based on past data should not be considered a guarantee of future performance.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

EXHIBIT C
Subscription Agreement
(Attached)

SUBSCRIPTION AGREEMENT
BRAX TECHNOLOGIES, INC.
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Brax Technologies, Inc
24 Mercer Street, Suite 203
New York, NY 10013

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase shares of Non-Voting Common Stock (the "Securities"), of Brax Technologies, Inc, a Delaware corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Amended and Restated Certificate of Incorporation.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

(d) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

(e) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(f) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(g) The aggregate value of the Securities to be sold by the Company shall not exceed $5,000,000 (including Investor Fees). The Company may accept subscriptions until April 30, 2027 (the "Termination Date"). Providing that subscriptions for $9,999.80 (including Investor Fees) are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). There is a transaction fee equal to 2.0% per investment on each transaction,

up to a maximum fee of $200 (“Investor Fee”), to help offset transaction costs. The Broker will receive a cash commission on this fee.

(h) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

(i) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, “Transferees”); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) Subscriber may cancel an investment until 48 hours prior to a Closing.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement

of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the balance sheets of the Company as of December 31, 2025 and the related statements of income, stockholders' equity and cash flows for the two-year period then ended (the "Audited Financial Statements"), have been made available to the Subscriber and appear in the Offering Statement. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart Financial Services, which has audited the Audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 7 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT

AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: Brax Technologies, Inc

24 Mercer Street, Suite 203

New York, NY 10013

If to a Subscriber, to Subscriber’s address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Brax Technologies, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Non-Voting Common Stock of Brax Technologies, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Non-Voting Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Brax Technologies, Inc.

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Brax Technologies, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Non-Voting Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Class B Non-Voting Common Stock	Issuer: Brax Technologies, Inc. (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Brax Technologies, Inc.** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;

a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;

a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: Brax Technologies, Inc. (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Brax Technologies, Inc.'s offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Brax Technologies, Inc.’s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Certificate of Incorporation
(Attached)

Service Request# **20254204884**

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

8620741
SERGEI TOKMAKOV
302 WASHINGTON ST #150-1719
SAN DIEGO, CA 92103

10-20-2025

DESCRIPTION		AMOUNT
10360443 - BRAX TECHNOLOGIES, INC.		
0102S Stock Corporation		
	Incorporation Fee	*$15.00*
	Receiving/Indexing	*$25.00*
	Surcharge Assessment-Kent County	*$6.00*
	Page Assessment-Kent County	*$18.00*
	Data Entry Fee	*$5.00*
	Court Municipality Fee, Dover	*$40.00*
	Expedite Fee, 24 Hour	*$50.00*
	TOTAL CHARGES	*$159.00*
	TOTAL PAYMENTS	*$159.00*
	BALANCE	*$0.00*

STATE OF DELAWARE

CERTIFICATE OF INCORPORATION

A PUBLIC BENEFIT CORPORATION

The undersigned Incorporator hereby certifies as follows:

1. Name. The name of the Corporation is **Brax Technologies, Inc.**

2. Registered Office and Agent. The Registered Office of the corporation in the State of Delaware is located at **8 The Green, Ste A,** in the City of **Dover**, County of **Kent**, Zip Code **19901**. The name of the Registered Agent at such address upon whom process against this corporation may be served is **A Registered Agent, Inc.**

3. Public Benefit and Purpose. The Corporation **is a public benefit corporation** under the Delaware General Corporation Law. The Corporation's public benefit **is directed primarily to** privacy-minded consumers and developers. The specific public benefit purpose of the corporation is to **build mobile hardware with a focus on ethical practices: emphasizing user control, privacy, transparency, sustainability, and open standards.** In addition, the Corporation is organized to **engage in any lawful act or activity** for which corporations may be organized under the Delaware General Corporation Law.

4. Authorized Capitalization. The corporation is authorized to issue two classes of stock, as follows:

- **Class A Voting Common Stock: 100,000,000** shares, par value **$0.0001** per share, **one (1) vote per share. Each share of Class A may be converted into one (1) share of Class B** at the option of the holder, **on a one-for-one basis** (as adjusted for stock splits, stock dividends, or similar recapitalizations).
- **Class B Non-Voting Common Stock: 200,000,000** shares, par value **$0.0001** per share, **no voting rights except as required by law.**

The **total** amount of stock this corporation is authorized to issue is **300,000,000** shares, with a par value of **$0.0001** per share.

5. Incorporator.
Name: **Dominic Gingras**
Mailing Address: **447 Broadway, 2nd Floor, Suite 143, New York, NY 10013**

By: ______________________
Incorporator

Name: **Dominic Gingras**

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:35 PM 10/07/2025
FILED 09:35 PM 10/07/2025
SR 20254204884 - File Number 10360443

2

Delaware Division of Corporations

Division of Corporations Survey

401 Federal Street, Suite 4
Dover, DE 19901
Fax: 302-739-7219

On a scale of 1 (unacceptable) to 10 (outstanding), please rate the following questions.

1. How would you rate the **overall quality** of service provided by the Division of Corporations?
   1 2 3 4 5 6 7 8 9 10 NA

2. How would you rate the **convenience** of our services?
   1 2 3 4 5 6 7 8 9 10 NA

3. How would you rate the **promptness** of service provided?
   1 2 3 4 5 6 7 8 9 10 NA

4. How would you rate the **accessibility** of the Division of Corporations staff?
   1 2 3 4 5 6 7 8 9 10 NA

5. How would you rate the **training/information** you received from the Division of Corporations staff?
   1 2 3 4 5 6 7 8 9 10 NA

6. How would you rate the **written materials** received from the Division of Corporations? (Were they easy to read and helpful? i.e., guidelines, forms, DCIS Manual.)
   1 2 3 4 5 6 7 8 9 10 NA

7. Were Division of Corporations **staff attentive and helpful** relative to your comments and concerns?
   1 2 3 4 5 6 7 8 9 10 NA

8. Did the Division of Corporations staff display **professionalism & courtesy**?
   1 2 3 4 5 6 7 8 9 10 NA

9. Are Division of Corporations staff **knowledgeable**?
   1 2 3 4 5 6 7 8 9 10 NA

Please let us know about experiences and incidents with the Division of Corporations (i.e., staff, equipment, connectivity, customer service) that impressed or disappointed you.

Comments: ____

____

Company name and contact information: ______________________________

If you prefer, you may take this survey online at https://www.surveymonkey.com/r/corporationssurvey

EXHIBIT E
By-Laws
(Attached)

BYLAWS
of
BRAX TECHNOLOGIES, INC.
(a Delaware Public Benefit Corporation)

Adopted: October 17, 2025

ARTICLE I – OFFICES; REGISTERED AGENT

1.1 Principal Office. The principal office of the Corporation shall be **447 Broadway, 2nd Floor, Suite 143, New York, NY 10013**, or such other place as the Board of Directors (the "Board") may determine from time to time.

1.2 Registered Office and Agent. The registered office in Delaware is **8 The Green, Ste A, Dover, Kent County, Delaware 19901**. The registered agent at such address is **A Registered Agent, Inc.**

1.3 Books and Records. Books and records may be kept within or outside the State of Delaware, as determined by the Board.

ARTICLE II – STOCKHOLDERS

2.1 Annual Meeting. The annual meeting of stockholders shall be held on a date and at a time fixed by the Board for the purpose of electing directors and transacting other business.

2.2 Special Meetings. Special meetings may be called by the Board, the Chair of the Board (if any), the Chief Executive Officer, or by stockholders as permitted by the Delaware General Corporation Law ("DGCL").

2.3 Place; Remote Communication. Meetings may be held at any place determined by the Board or by means of remote communication as permitted by law.

2.4 Notice. Written notice of meetings shall be given not less than 10 nor more than 60 days before the meeting to each stockholder entitled to vote.

2.5 Record Dates. The Board may fix record dates for determining stockholders entitled to notice, to vote, or to receive dividends or other rights.

2.6 Quorum and Voting. Unless otherwise required by law or the Certificate of Incorporation (the "Certificate"), the holders of a majority of the voting power of the outstanding shares entitled to vote, present in person or represented by proxy, shall constitute a quorum. Except as otherwise required by law, the Certificate, or these Bylaws, action is approved if votes cast in favor exceed votes cast against. **Class B Non-Voting Common** has no voting rights except as required by law or the Certificate.

2.7 Proxies. A stockholder may vote by proxy executed by the stockholder or by a duly authorized attorney-in-fact.

2.8 Action by Written Consent. Any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing (including electronic) are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting.

ARTICLE III – BOARD OF DIRECTORS

3.1 Powers and Number. The business and affairs of the Corporation shall be managed by or under the direction of the Board. The Board shall consist of **one (1) director initially**, and thereafter such number (not fewer than one) as may be fixed by the Board.

3.2 Election; Vacancies. The initial sole director of the Corporation shall be as provided for in the written consent of the incorporator. Thereafter, Directors can be elected by the stockholders at the annual meeting. Vacancies and newly created directorships may be filled by a majority of the remaining directors or by the sole remaining director.

3.3 Meetings. Regular meetings may be held without notice at such times as the Board may determine. Special meetings may be called on 24 hours' notice by the Chair (if any), the Chief Executive Officer, the Secretary, or any two directors.

3.4 Quorum; Act of the Board. A majority of the authorized number of directors shall constitute a quorum. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

3.5 Written Consent. Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting if a written consent is signed by all directors.

3.6 Committees. The Board may designate committees and delegate authority consistent with the DGCL.

3.7 Compensation. Directors may receive such compensation and reimbursement as the Board determines.

3.8 Public Benefit Corporation—Director Standard. In managing the business and affairs, the Board shall balance (a) the pecuniary interests of stockholders, (b) the best interests of those materially affected by the Corporation's conduct, and (c) the **specific public benefit** identified in the Certificate. No director shall, by virtue of this balancing, have any duty to any person on account of any interest of such person in the public benefit or be liable for monetary damages for any failure to satisfy such balancing standard to the extent permitted by DGCL §365.

ARTICLE IV – OFFICERS

4.1 Officers. The officers shall include a **Chief Executive Officer**, a **Chief Financial Officer**, and a **Secretary**, and may include such other officers as the Board appoints.

4.2 Duties. Each officer shall have the authority and perform the duties customarily incident to the office and as the Board may specify.

4.3 Removal; Vacancies. Any officer may be removed with or without cause by the Board. Vacancies may be filled by the Board.

ARTICLE V – CAPITAL STOCK; LEDGER; TRANSFERS; CONVERSION PROCEDURE

5.1 Classes. The Corporation has **Class A Voting Common Stock** (1 vote per share) and **Class B Non-Voting Common Stock**, each with par value **$0.0001** per share, as set forth in the Certificate.

5.2 Stock Certificates and Uncertificated Shares. Shares may be certificated or uncertificated as determined by the Board. If uncertificated, the Corporation shall send the stockholder a written notice containing the information required by law.

5.3 Legends; Restrictions. Certificates and notices for uncertificated shares shall include any legends required by law, the Certificate, or agreements approved by the Board.

5.4 Transfers. Transfers shall be made on the books of the Corporation upon surrender of certificates (if any) or upon delivery of properly endorsed instructions in the case of uncertificated shares, subject to applicable restrictions.

5.5 Stock Ledger. The Corporation shall maintain an accurate stock ledger showing the name and address of each stockholder and the number and class of shares held. **If there is any conflict between these Bylaws and the stock ledger, the stock ledger controls as to ownership and holdings.**

5.6 Conversion Procedure (Class A → Class B). To exercise the **one-for-one** conversion right provided in the Certificate, a holder of Class A shall deliver a written or electronic conversion notice to the Secretary stating the number of shares to be converted. Upon receipt, the Corporation shall, as soon as practicable, update the stock ledger and issue the corresponding number of Class B shares (and, if certificated, new certificates). Conversions shall be effective as of the date the Secretary receives such notice, unless a later effective date is specified therein.

ARTICLE VI – PUBLIC BENEFIT CORPORATION ADMINISTRATION

6.1 Public Benefit Statement. The Corporation is a public benefit corporation. **The Corporation's public benefit primarily serves privacy-minded consumers and developers.** The specific public benefit to be promoted is to **build mobile hardware with a focus on ethical practices: emphasizing user control, privacy, transparency, sustainability, and open standards** (as stated in the Certificate).

6.2 Benefit Oversight. The Board may designate a **Benefit Officer** and/or a committee to assist in overseeing pursuit of the public benefit and stakeholder interests.

6.3 Benefit Reporting. At least **biennially** (and the Corporation presently elects to report **annually**), the Board shall adopt and deliver to stockholders a report addressing the Corporation's promotion of the specific public benefit and the interests of those materially affected by the Corporation's conduct, which may include qualitative and quantitative measures selected by the Board. The Board may make any portion of the report public in its discretion unless otherwise required by law.

6.4 No Third-Party Beneficiaries. Nothing in these Bylaws creates any enforceable right in any person on account of the public benefit or stakeholder interests.

ARTICLE VII – INDEMNIFICATION; ADVANCEMENT; INSURANCE

7.1 Indemnification. The Corporation shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

7.2 Advancement. Expenses incurred by a director or officer in defending any proceeding shall be advanced by the Corporation upon receipt of an undertaking to repay such amount if it is ultimately determined that such person is not entitled to be indemnified.

7.3 Insurance. The Corporation may purchase and maintain insurance on behalf of any director, officer, employee, or agent against any liability asserted against such person, whether or not the Corporation would have the power to indemnify such person under the DGCL.

ARTICLE VIII – FISCAL YEAR; SEAL

8.1 Fiscal Year. The fiscal year ends on **December 31**, unless changed by the Board.

8.2 Corporate Seal. The Board may adopt a corporate seal but use of a seal is not required.

ARTICLE IX – GENERAL

9.1 Notices. Notices may be delivered personally, by mail, courier, or by electronic transmission as permitted by the DGCL.

9.2 Waivers. Notice may be waived in writing or by attendance at the meeting without objection.

9.3 Amendments. These Bylaws may be amended, altered, or repealed, and new bylaws adopted, by the affirmative vote of a majority of the Board or by the stockholders as permitted by the DGCL and the Certificate.

9.4 Governing Law. These Bylaws shall be governed by and construed in accordance with the laws of the State of Delaware**.**

EXHIBIT F
Financial Statements
(Attached)

SET APART AC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Brax Technologies, Inc.
New York, NY

Opinion

We have audited the consolidated financial statements of Brax Technologies, Inc. (the "Company") which comprise the balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, certain conditions indicate that the Company may not be able to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these consolidated financial statements.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

July 13, 2026
Calabasas, CA 91302

BRAX TECHNOLOGIES, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2025 AND 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

BRAX TECHNOLOGIES, INC
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

	As of December 31,	
	2025	**2024**
ASSETS		
Cash	$ 170,904	$ 553,846
Accounts receivable	4,637	-
Prepaid expenses and other current assets	832,290	100,000
Other Assets	43,096	-
Total current assets	1,050,927	653,846
Total assets	$ 1,050,927	$ 653,846
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Accounts payable and accrued expenses	$ 8,514	$ -
Deferred revenue	-	705,517
Provision for taxes payable	90,690	-
Total current liabilities	99,204	705,517
Total liabilities	99,204	705,517
Stockholders' equity/(deficit):		
Class A Voting Common Stock, $0.0001 par value; 100,000,000 shares authorised, 100,000,000 shares issued and outstanding as of both December 31, 2025 and 2024	10,000	10,000
Class B Non-Voting Common Stock, $0.0001 par value; 200,000,000 shares authorised, 0 shares issued and outstanding as of both December 31, 2025 and 2024	-	-
Additional paid-in capital	-	-
Retained earnings/(accumulated deficit)	941,723	(61,671)
Total stockholders' equity/(deficit)	951,723	(51,671)
Total liabilities and stockholders' equity/(deficit)	$ 1,050,927	$ 653,846

See accompanying notes to the consolidated financial statement

BRAX TECHNOLOGIES, INC
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2025 AND 2024

	Years Ended December 31,	
	2025	**2024**
Revenues	$ 2,412,422	$ -
Cost of goods sold	1,120,728	-
Gross profit	1,291,694	-
Operating expenses		
Advertising & marketing expenses	986	-
General and administrative expenses	257,019	52,190
Total operating expenses	258,005	52,190
Operating income/(loss)	1,033,689	(52,190)
Other income/(expense):		
Other income	60,395	519
Total other income/(expense)	60,395	519
Provision for Income taxes	90,690	-
Net income/(loss)	$ 1,003,394	$ (51,671)
Weighted average common shares outstanding - basic and diluted	100,000,000	100,000,000
Net income/(loss) per common share - basic and diluted	$ 0.01	$ (0.00)

See accompanying notes to the consolidated financial statements

BRAX TECHNOLOGIES, INCCONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT)YEARS ENDED DECEMBER 31, 2025 AND 2024

	Class A Common Stock		Class B Common Stock		Additional	Retained Earnings/	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid in Capital	(Accumulated Deficit)	Equity/(Deficit)
Balance at January 1, 2024	100,000,000	$ 10,000	-	$ -	$ -	$ (10,000)	$ -
Net loss	-	-	-	-	-	(51,671)	(51,671)
Balance at December 31, 2024	100,000,000	10,000	-	-	-	(61,671)	(51,671)
Net Income	-	-	-	-	-	1,003,394	1,003,394
Balances at December 31, 2025	100,000,000	$ 10,000	-	$ -	$ -	$ 941,723	$ 951,723

See accompanying notes to the consolidated financial statements

BRAX TECHNOLOGIES, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2025 AND 2024

	Years Ended December 31, 2025	Years Ended December 31, 2024
Cash flows from operating activities:		
Net income/(loss)	$ 1,003,394	$ (51,671)
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision of taxes	90,690	-
Changes in operating assets and liabilities:		
Accounts receivable	(4,637)	-
Prepaid expenses and other current assets	(775,386)	(100,000)
Accounts payable and accrued expenses	8,514	-
Deferred revenue	(705,517)	705,517
Net cash used in/(provided by) operating activities	(382,942)	553,846
Net change in cash	(382,942)	553,846
Cash at beginning of year	553,846	-
Cash at end of year	$ 170,904	$ 553,846
Supplemental disclosure of cash flow financing activities:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See accompanying notes to the consolidated financial statements

BRAX TECHNOLOGIES, INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Note 1. ORGANIZATION

Nature of Operations

Brax Technologies, Inc. (the "Company") was incorporated in the State of Delaware as a public benefit corporation on October 17, 2025, and is focused on developing and commercializing technology-enabled consumer products and digital commerce solutions.

During 2025, the Company expanded its operations through the acquisition of 100% of the membership interests of Lunar Direct LLC, a Wyoming limited liability company ("Lunar"), which became a wholly owned subsidiary effective December 1, 2025. Lunar operates e-commerce and direct-to-consumer sales channels, including online retail platforms and crowdfunding campaigns, and generates revenue from the sale and distribution of consumer products and related services.

The Company's business activities include product development, digital commerce, customer acquisition, marketing initiatives, crowdfunding activities, and the management of strategic partnerships intended to support future growth and commercialization efforts.

The accompanying consolidated financial statements include the accounts of Brax Technologies, Inc. and its wholly-owned subsidiary, Lunar Direct LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

2. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the years ended December 31, 2025 and 2024, the Company reported operating income/(loss) of $1,033,689 and $(52,190), respectively, and net cash (used in)/provided by operating activities of $(382,942) and $553,846, respectively. The Company had cash of $170,904 and $553,846 as of December 31, 2025 and 2024, respectively. These factors normally raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

However, there are no assurances that management will be able to continue to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Cash

Cash include all cash on hand, cash in banks. As of December 31, 2025, the company's cash did not exceeded FDIC insured limits. As of December 31, 2024 the company's exceeded FDIC insured limits by $243,408. At December 31, 2025 and 2024, cash primarily consisted of cash held in the Company's Mercury bank accounts and funds maintained on the Indiegogo platform.

Accounts Receivable

Accounts receivables are stated at the amount the Company expects to collect and are presented net of any allowance for expected credit losses, if applicable. Management evaluates the collectability of outstanding receivables on an ongoing basis by considering customer-specific factors, historical collection experience, the aging of receivables, and current economic conditions. An allowance for credit losses is recorded when collection of amounts due is not considered probable. Accounts receivables are written off against the allowance, or directly to bad debt expense when no allowance has been established, once management determines the balances are uncollectible. The Company did not recognize any bad debt expense during the years ended December 31, 2025 and 2024, and no allowance for credit losses was considered necessary as of December 31, 2025 and 2024.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the consolidated financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 ("Related Party Disclosures"). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

● Level 1—Quoted prices in active markets for identical assets or liabilities.

● Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

● Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying value of cash, accounts receivable, accounts payable and accrued expenses and deferred revenue approximate their fair value due to the short-term maturity of these items.

Common control Transactions

Effective December 1, 2025, Dominic Gingras contributed and assigned 100% of his membership interests in Lunar Direct LLC, a Wyoming limited liability company, to Brax Technologies, Inc. in a non-cash transaction. As a result, Lunar Direct LLC became a wholly owned subsidiary of the Company.

Management determined that this transaction represents a transfer of entities under common control. Accordingly, the transaction has been accounted for using the historical carrying value method in accordance with U.S. GAAP. The assets and liabilities of Lunar Direct LLC were recognized at their historical carrying amounts. No purchase accounting was applied, and no goodwill or identifiable intangible assets were recognized.

The accompanying consolidated financial statements have been recast for all periods presented as though Brax Technologies, Inc. and Lunar Direct LLC had been combined under common ownership and control for those periods. Accordingly, the historical financial information of Lunar Direct LLC has been retrospectively included in the consolidated financial statements, and all intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company applies the following five-step model in determining revenue recognition.

1. Identification of the contract with a customer;

2. Identification of the performance obligations in the contract;

3. Determination of the transaction price;

4. Allocation of the transaction price to the performance obligations; and;

5. Recognition of revenue when, or as, performance obligations are satisfied

Revenue is derived primarily from the sale of consumer products through the Company's online e-commerce platform, including Shopify. Revenue from product sales is recognized at a point in time when control of the products transfers to the customer, which generally occurs upon shipment of the products, as this is when the customer obtains control and the Company has satisfied its performance obligation. Amounts charged to customers for shipping and handling are recognized as revenue when the related products are shipped and the associated performance obligation has been satisfied. Sales taxes collected on behalf of governmental authorities are excluded from revenue and recorded as a liability until remitted. For the year ended December 31, 2025, substantially all the Company's revenue consisted of product sales and related shipping income generated through its Shopify e-commerce platform. The Company had no revenue during the year ended December 31, 2024.

Contract Liabilities

Deferred revenue (contract liabilities) represents customer payments, principally from crowdfunding and pre-order campaigns, received before the related performance obligations are satisfied, and is recognized as revenue when control of the products transfers to the customer, generally upon shipment. Contract liabilities were $705,517 at December 31, 2024 (substantially all recognized as revenue in 2025) and $0 at December 31, 2025.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products sold to customers through the Company's sales channels and is recognized in the same period as the related revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Cost of revenues includes product acquisition costs, net of vendor credits, and other direct costs attributable to fulfilling customer orders. Sales discounts and similar reductions are recorded as a reduction of cost of revenues or revenue, as appropriate, based on the nature of the transaction. The Company reviews cost of revenues for completeness and proper period recognition at each reporting date.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs, professional and legal fees, insurance, software and platform fees, and other corporate overhead not directly attributable to the fulfillment of customer orders. General and administrative expenses are expensed as incurred.

Segment Reporting

The Company operates as a single reportable segment, consistent with the adoption of Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The CODM, the Chief Executive Officer, evaluates the Company’s financial performance and allocates resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes.

The CODM review consolidated operating results, primarily focusing on revenue, operating income (loss), and key expense categories to assess performance and make strategic decisions. The single reportable segment derives its revenue as described above, Segment profit or loss is measured consistently with the net loss presented in the consolidated statements of operations.

In accordance with ASU 2023-07, the significant expense categories regularly provided to the CODM as part of the consolidated financial review include cost of goods sold, advertising and marketing expenses, and general and administrative expenses. The amounts for these categories are included in the statements of operations. These expenses represent the primary financial measures used by the CODM to evaluate operational efficiency and resource needs. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

Recent Accounting Pronouncements - Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires enhanced disclosures regarding income taxes paid, disaggregated by federal, state, and foreign jurisdictions, as well as a detailed rate reconciliation using specific categories and thresholds. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and the adoption did not have a material impact on the Company's financial statements beyond enhanced disclosures.

Recently Issued Accounting Pronouncements

In December 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires public entities to provide disaggregated disclosures of certain expense categories within income statement line items. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statement disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. ACQUISITION OF LUNAR DIRECT LLC

Common Control Transfer

Effective December 1, 2025, Dominic Gingras contributed and assigned 100% of his membership interests in Lunar Direct LLC, a Wyoming limited liability company, to Brax Technologies, Inc. in a non-cash transaction. As a result of the transfer, Lunar Direct LLC became a wholly owned subsidiary of the Company.

Management determined that the transaction represented a transfer of entities under common control. Accordingly, the transaction has been accounted for in accordance with ASC 805-50, *Business Combinations—Related Issues*. The assets and liabilities of Lunar Direct LLC were recognized by the Company at their historical carrying amounts as of the date of transfer. Because the transaction was between entities under common control, no goodwill or other intangible assets were recognized, no gain or loss was recorded, and no cash consideration was exchanged.

The accompanying consolidated financial statements have been retrospectively recast for all periods presented to reflect the common control transfer as though Brax Technologies, Inc. and Lunar Direct LLC had been combined since the beginning of the earliest period presented. Accordingly, the consolidated financial statements for the years ended December 31, 2025 and 2024 include the historical accounts of both Brax Technologies, Inc. and Lunar Direct LLC for all periods presented. All intercompany balances and transactions have been eliminated in consolidation. As of December 31, 2025, Lunar Direct LLC was a wholly owned subsidiary of the Company.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue 100,000,000 shares of Class A Voting Common Stock and 200,000,000 shares of Class B Non-Voting Common Stock, each with a par value of $0.0001 per share.

Class A Voting Common Stock

Voting. Each share of Class A Voting Common Stock is entitled to one vote per share on all matters submitted to a vote of the Company's stockholders.

Conversion. Each share of Class A Voting Common Stock is convertible, at the option of the holder, into one share of Class B Non-Voting Common Stock on a one-for-one basis.

Dividends. Holders of Class A Voting Common Stock are entitled to receive dividends if and when declared by the Company's Board of Directors, sharing ratably with the Class B Non-Voting Common Stock.

Liquidation. The Class A Voting Common Stock has no liquidation preference. Upon liquidation, dissolution, or winding up of the Company, holders are entitled to share ratably with the Class B Non-Voting Common Stock in the Company's remaining assets available for distribution after payment of all liabilities.

Redemption. The Class A Voting Common Stock has no redemption rights.

Class B Non-Voting Common Stock

Voting. The Class B Non-Voting Common Stock has no voting rights.

Conversion. The Class B Non-Voting Common Stock has no conversion rights.

Dividends. Holders of Class B Non-Voting Common Stock are entitled to receive dividends if and when declared by the Company's Board of Directors, sharing ratably with the Class A Voting Common Stock.

Liquidation. Upon liquidation, dissolution, or winding up of the Company, holders of Class B Non-Voting Common Stock are entitled to share ratably with the Class A Voting Common Stock in the Company's remaining assets available for distribution after payment of all liabilities.

Redemption. The Class B Non-Voting Common Stock has no redemption rights.

No dividends were declared or paid during the years ended December 31, 2025 and 2024.

Transactions

In connection with its formation in 2025, the Company issued 100,000,000 shares of Class A Voting Common Stock to its founders — 78,000,000 shares to Dominic Gingras and 22,000,000 shares to the Rob Braxman Trust — at $0.0001 par value, for aggregate par value of $10,000 recorded within stockholders' equity. Because the accompanying consolidated financial statements have been retrospectively recast to reflect the common-control transfer of Lunar Direct LLC (see Note 4), the Company's capital structure is presented as outstanding for all periods presented; accordingly, these 100,000,000 Class A shares and the related $10,000 are reflected in stockholders' equity as of January 1, 2024 and at each of December 31, 2024 and 2025. The shares were issued for no cash consideration and the founders are not obligated to remit the $10,000 par value to the Company; accordingly, the $10,000 has been recognized within accumulated deficit. No shares of Class B Non-Voting Common Stock have been issued.

6. RELATED PARTY TRANSACTIONS

The Company accounts for related party transactions in accordance with ASC 850, Related Party Disclosures. During the year ended December 31, 2025, Dominic Gingras, the Company's Chief Executive Officer and President, contributed and assigned 100% of his membership interests in Lunar Direct LLC ("Lunar") to the Company pursuant to a Contribution and Assignment of Membership Interests Agreement effective December 1, 2025. The transaction was completed as a non-cash contribution, and no consideration was paid by the Company. Following the transfer, Lunar became a wholly owned subsidiary of the Company. Management determined that the transaction represented a transfer between entities under common control. Accordingly, the assets and liabilities of Lunar were recognized at their historical carrying amounts in the accompanying consolidated financial statements. In addition, the Company purchased inventory from Lunaire Industries, a contract manufacturer of the Company's hardware products that is owned by the Company's Chief Executive Officer. During the year ended December 31, 2025, the Company paid Lunaire Industries $1,851,000 for such goods, of which $1,120,729 was recognized in cost of goods sold and $730,271 remained in vendor prepayments (included in prepaid expenses and other current assets) at December 31, 2025. No amounts were paid to, and no balances were outstanding with, Lunaire Industries during the year ended December 31, 2024. Other than the transaction described above, the Company had no related party transactions requiring disclosure for the years ended December 31, 2025 and 2024.

7. INCOME TAXES

The Company is a nonpublic (private) entity and accounts for income taxes in accordance with ASC 740. Income tax expense is provided at the applicable statutory income tax rate of 8.7%. Total income tax expense for the year ended December 31, 2025 was determined by reducing income before income taxes of $1,094,084 by the net operating loss carryforwards of $51,671 utilized during the year, resulting in taxable income of $1,042,413, which at the 8.7% statutory rate produced total income tax expense of $90,690 recognized as the provision for income taxes in the statement of operations (see determination schedule below). ASU 2023-09, Improvements to Income Tax Disclosures, is effective for private companies for annual periods beginning after December 15, 2025 (fiscal 2026); the enhanced rate reconciliation and income taxes paid disclosures below are presented on an early-adoption basis.

Determination of income tax expense

	Years Ended December 31,	
	2025	**2024**
Income before income taxes	1,094,084	(51,671)
Less: Net operating loss carryforwards utilized	(51,671)	-
Taxable income	1,042,413	-
Applicable income tax rate	8.7%	8.7%
Total income tax expense	$90,690	-

The components of income tax expense (benefit) are as follows:

	Years Ended December 31,	
	2025	**2024**
Current:		
Federal	-	-
State	90,690	-
Foreign	-	-
Total current	90,690	-
Deferred:		
Federal	-	-
State	-	-
Foreign	-	-
Total deferred	-	-
Total income tax expense (benefit)	$ 90,690	$ -

A reconciliation of the statutory income tax rate of 8.7% to the effective income tax rate is as follows:

	Years Ended December 31,			
	2025	%	2024	%
Income (loss) before income taxes	1,094,084		(51,671)	
Income tax at statutory rate of 8.7%	95,185	8.7%	(4,495)	8.7%
Utilization of NOL / change in valuation allowance	(4,495)	(0.4%)	4,495	(8.7%)
Total income tax expense (effective rate)	$90,690	8.3%	-	0.0%

The components of deferred tax assets and liabilities are as follows:

	December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ -	$ 4,495
Total deferred tax assets	-	4,495
Valuation allowance	-	(4,495)
Net deferred tax assets	-	-
Deferred tax liabilities	-	-
Net deferred tax asset (liability)	$ -	$ -

No income taxes were paid in cash during the years ended December 31, 2025 and 2024.

At December 31, 2024, the Company had net operating loss carryforwards of approximately $51,671, which were fully utilized during the year ended December 31, 2025. A full valuation allowance had been recorded against the related deferred tax asset at December 31, 2024. The 2025 income tax provision of $90,690 remains accrued as taxes payable and unpaid in cash as of December 31, 2025.

8. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is following applicable local and state regulations as of December 31, 2025 and 2024.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025, through July 13, 2026. Based on this evaluation, other than the matter described below, no additional material events were identified which require adjustment or disclosure in these financial statements.

Convertible Promissory Note

The Company received initial proceeds of $10,000 on January 30, 2026 pursuant to a convertible promissory note providing

for an aggregate principal amount of $200,000. The note bears interest at 5% per annum, matures three years from its stated date, and is unsecured. As of the date the financial statements were issued, the Company had received total proceeds of $100,000 under the note.

Upon the occurrence of a qualifying equity financing, the outstanding principal and accrued interest automatically convert into shares of the Company's voting common stock based on the more favorable of the conversion price determined under the note's $10,000,000 post-money valuation cap or its 30% discount provision. The receipt of the proceeds occurred after the balance sheet date and, accordingly, no related proceeds or debt were recognized in the accompanying financial statements as of December 31, 2025.